May 26, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention:	Celia A. Soehner, Examiner
Kevin Kuhar, Staff Accountant
Jeffrey Jaramillo, Accounting Branch Chief
Mary Beth Breslin, Senior Attorney

Re:	Withdrawal of Acceleration Request of GenMark Diagnostics, Inc.
Registration Statement on Form S-1 (File No. 333-165562)

Ladies and Gentlemen:

GenMark Diagnostics, Inc. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated May 25, 2010

Thank you for your assistance. If you should have any questions, please contact Michael Kagnoff of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6722 or by facsimile at (858) 638-5122.

Very truly yours,

GenMark Diagnostics, Inc.

By:	/s/ Steven Kemper
Steven Kemper
Chief Financial Officer